UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2003

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (Exact name of registrant as specified in its charter)	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY (Translation of registrar’s name into English)

The Netherlands (Jurisdiction of incorporation or organisation)	England (Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England Tel No: (011 44 20) 7934 1234

Tel No: (011 31 70) 377 9111)
(Address of principal executive officers)	(Address of principal executive officers)

Stock Exchange release
SIGNATURES

Stock Exchange release

Royal Dutch Petroleum Company and
The “Shell” Transport & Trading Company p.l.c.

will each issue press releases on Thursday, 6th February 2003 at 09.00 hours C.E.T. (08.00 hours G.M.T.) on their results for the fourth quarter and full year 2002, the 2002 final dividends and an update on strategy and performance for the Royal Dutch/Shell Group of Companies.

Contact:

Bart van der Steenstraten	(Netherlands)	+31 70 377 3996
Simon Henry	(UK)	+44 20 7934 3855
Gerard Paulides	(UK)	+44 20 7934 6287
David Sexton	(USA)	+1 212 218 3112

The Hague, 10 January 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (R van der Vlist)

Date: 13 January 2003